SCHEDULE 13D
Under the Securities Exchange Act of 1934


Delta & Pine Land Co.
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

247357106
(CUSIP Number)

Kenneth R. Cotner
Sterling Capital Management LLC
4064 Colony Road, Suite 300
Charlotte, NC  28211
704-372-8670
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2004
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.

	X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)
CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Sterling Capital Management LLC		ID 56-2226389


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable


6.	Citizenship or Place of Organization
North Carolina

Number of			7.      sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.      Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares


12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable


13.	Percent of Class Represented by Amount in Row (11)
9.5%


14.	Type of Reporting Person (See Instructions)
IA
CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Sterling MGT, Inc.		ID 56-2226391

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable

6.	Citizenship or Place of Organization
North Carolina


Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.      Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
CO




CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Eduardo A. Brea

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable

6.	Citizenship or Place of Organization
United States

Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.      Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
IN




CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Alexander W. McAlister
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable


6.	Citizenship or Place of Organization
United States


Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.      Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
IN




CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

David M. Ralston

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable


6.	Citizenship or Place of Organization
United States


Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.      Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
IN




CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Brian R. Walton

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only ............................


4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable


6.	Citizenship or Place of Organization
United States


Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.	Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%


14.	Type of Reporting Person (See Instructions)
IN




CUSIP No.  247357106

1.	Names of Reporting Persons.
I.R.S.	Identification Nos. of above persons (entities only).

Mark W. Whalen

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
Not Applicable

3.	SEC Use Only ..


4.	Source of Funds (See Instructions)
OO:  Funds of investment advisory clients

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)
Not Applicable

6.	Citizenship or Place of Organization
United States


Number of			7.      Sole Voting Power
Shares Beneficially			0 shares
owned by each
Reporting Person With		8.      Shared Voting Power
					3,621,055 shares


				9.	Sole Dispositive Power
					0 shares


				10.	Shared Dispositive Power
					3,621,055 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,621,055 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable

13.	Percent of Class Represented by Amount in Row (11)
9.5%

14.	Type of Reporting Person (See Instructions)
IN




ITEM 1.		SECURITY AND ISSUER

This Schedule 13D relates to the common stock, $.10 par value (the "Securities"), of Delta & Pine Land Co., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at One Cotton Row, Scott, Mississippi 38772.

ITEM 2.		IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This statement is being filed jointly by Sterling Capital Management LLC ("Sterling"), Sterling MGT, Inc. ("MGT"), Eduardo A. Brea ("Brea"), Alexander W. McAlister ("McAlister"), David M. Ralston ("Ralston"), Brian R. Walton ("Walton"), and Mark W. Whalen ("Whalen").

Sterling is an investment adviser registered with the Securities &
Exchange Commission under the Investment Advisers Act of 1940. The address of its principal office is 4064 Colony Road, Suite 300, Charlotte, NC 28211. Sterling serves as an investment adviser to individual and institutional clients. The Securities of the Issuer reported in Item 5 were acquired on behalf of the investment advisory clients of Sterling, under discretionary authority granted to Sterling.

MGT is the Managing Member of Sterling and has the same address as Sterling. Brea, McAlister, Ralston, Walton, and Whalen are controlling shareholders of MGT and such activities constitute their primary occupations, each are United States citizens and each has the same business address as Sterling and MGT. MGT, Brea, McAlister, Ralston, Walton, and Whalen are control persons under 17 C.F.R. 240.l3d-1(b)(1)(ii)(G).

(d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted in any criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The respective investment advisory clients of Sterling used approximately $81,538,586 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Sterling. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

ITEM 4.		PURPOSE OF TRANSACTION

	On January 9, 2004 and January 23, 2004, Sterling sent letters to the members of the board of directors of Delta & Pine Land Company encouraging the board to consider recapitalizing the company. In late January 2004, we also discussed a specific proposal for recapitalization and on March 24 we sent another letter encouraging management to address our concerns on the conference call following their 2Q earnings release. Sterling believes that Delta & Pine has retained significantly more capital than is necessary to operate its business. By acting on our recommendation, we believe that Delta & Pine can lower its cost of capital and materially improve the company's valuation in the public securities markets. We have attached copies of our recent correspondence with Delta & Pine.

The Securities reported in this filing have been acquired for investment purposes on behalf of client accounts over which Sterling has discretionary investment authority.

In pursuing such investment purposes, Sterling may further purchase, hold, vote, trade, dispose or otherwise deal in the Securities at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Securities, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, Sterling will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities and other investment considerations. Consistent with its investment research methods and evaluation criteria, Sterling may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Sterling modifying its clients' ownership of the Securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Sterling reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.		INTEREST IN SECURITIES OF THE ISSUER

(a) and (b). The aggregate number and percentage of Securities to which this Schedule 13D relates is 3,621,055 shares of the common stock of the Issuer, constituting approximately 9.5% of the 38,078,917 shares outstanding. Securities reported as beneficially owned by Sterling are also reported as beneficially owned by each of MGT, Brea, McAlister, Ralston, Walton, and Whalen as control persons. By reason of such relationships, each of the above entities and individuals are reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such Securities.

(c). The following transactions in the Issuer's Securities were effected by Sterling during the sixty days preceding the date of this report. On certain days, multiple transactions may have been executed at different times. The data below include the total shares and average price for all buy or sell transactions effected for each day. All such transactions represent open market transactions.




Transaction	Trade Date	 Shares 	Average Price
buy		1/26/2004	   6,300 	 $     26.30
buy		1/27/2004	 127,100 	 $     26.52
buy		1/29/2004	  64,300 	 $     26.47
buy		1/30/2004	 290,800 	 $     25.93
buy		2/2/2004	  11,275 	 $     26.03
buy		2/9/2004	  57,400 	 $     26.01
buy		2/12/2004	  17,175 	 $     26.29
buy		2/18/2004	  25,175 	 $     25.44
buy		2/19/2004	  23,600 	 $     25.38
buy		2/20/2004	     225 	 $     25.16
buy		2/23/2004	     450 	 $     25.04
buy		2/24/2004	  11,850 	 $     24.88
buy		3/3/2004	   4,725 	 $     25.01
buy		3/8/2004	   6,075 	 $     24.79
buy		3/9/2004	   2,400 	 $     24.81
buy		3/10/2004	   2,575 	 $     25.02
buy		3/22/2004	  57,700 	 $     24.18
buy		3/23/2004	  61,575 	 $     24.42
buy		3/24/2004	  17,350 	 $     24.23


sale		2/11/2004	  10,500 	 $     26.37
sale		2/12/2004	   7,000 	 $     26.23
sale		2/19/2004	   4,100 	 $     25.32
sale		2/24/2004	   3,825 	 $     24.78
sale		2/25/2004	   4,000 	 $     24.64
sale		3/1/2004	   1,000 	 $     25.74
sale		3/2/2004	   2,950 	 $     25.43
sale		3/3/2004	   5,200 	 $     24.85
sale		3/4/2004	   5,500 	 $     24.88
sale		3/5/2004	   4,800 	 $     25.08
sale		3/8/2004	   5,175 	 $     24.85
sale		3/9/2004	   5,300 	 $     24.61
sale		3/17/2004	   2,400 	 $     25.00
sale		3/23/2004	  19,600 	 $     24.30





(d). The investment advisory clients of Sterling have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

(e).  Not applicable.


ITEM 6.		CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

The powers of disposition with respect to Securities owned by discretionary accounts of Sterling are established in written investment advisory agreements between clients and Sterling, which are entered into in the normal and usual course of the business of Sterling as a registered investment adviser and which are generally applicable to all securities purchased for the benefit of each such discretionary account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Sterling may be allowed or directed to vote the proxies received by discretionary accounts.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2004

STERLING CAPITAL MANAGEMENT LLC

By /s/  Kenneth R. Cotner
______________________________________

Kenneth R. Cotner
Director and Chief Operating Officer